MD aRB



16013636

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC Mail Processing Section
MAR 01 2016
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33465 aRB

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marc J. Lane & Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 North LaSalle Street; Suite 2100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc J. Lane 312-372-1040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beggin Tipp Lamm LLC
(Name – *if individual, state last, first, middle name*)

1415 E. State Street; Suite 608	Rockford	Illinois	61104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc J. Lane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marc J. Lane & Company, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public


OFFICIAL SEAL
ISABEL O ALVARADO
Notary Public - State of Illinois
My Commission Expires 03/22/2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Statement of Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marc J. Lane & Company
Table of Contents

BEGGIN TIPP LAMM LLC

CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Marc J. Lane & Company
Chicago, Illinois

We have audited the accompanying statement of financial condition of Marc J. Lane & Company as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Marc J. Lane & Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marc J. Lane & Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on pages 12 through 15 has been subjected to audit procedures performed in conjunction with the audit of Marc J. Lane & Company's financial statements. The supplemental information is the responsibility of Marc J. Lane & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information on pages 12 through 15 is fairly stated, in all material respects, in relation to the financial statements as a whole.



Rockford, Illinois
February 24, 2016

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

Marc J. Lane & Company
Statement of Financial Condition
As of December 31, 2015

ASSETS

	2015
CURRENT:	
Cash and cash equivalents	$ 16,326
Investment in securities, at fair value	474,467
Deposit with broker	75,000
Commissions due from broker	25,578
Prepaid expenses	5,640
Accounts receivable	752
TOTAL ASSETS	$ 597,763

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 5,881
Loan payable, officer	10,173
TOTAL LIABILITIES	16,054
STOCKHOLDER'S EQUITY:	
Common stock, no par value, 1,000 shares	
Authorized, issued and outstanding	6,000
Additional paid-in capital	149,950
Retained earnings	425,759
TOTAL STOCKHOLDER'S EQUITY	581,709
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 597,763

The accompanying notes are an integral part of the financial statements.

Marc J. Lane & Company
Statement of Income
For the Year Ended December 31, 2015

	2015
INCOME	
Commissions income	$ 340,012
Unrealized gain on security	82,304
Trading income	18,479
Dividend income	7,316
Interest income	349
Total income	448,460
OPERATING EXPENSES	
Salaries	131,295
Employee benefits	10,196
Rent	39,600
Professional fees	34,612
Commissions	29,109
Insurance	1,772
Payroll taxes	9,571
Clearing charges	6,711
Regulatory fees	6,434
Office expenses	4,010
Registration fees	1,231
Dues and subscriptions	2,831
Interest expense	122
Total operating expenses	277,494
NET INCOME	$ 170,966

The accompanying notes are an integral part of the financial statements.

Marc J. Lane & Company
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

	Beginning January 1	Net Income	Dividends	Ending December 31
Capital stock	$ 6,000	$ -	$ -	$ 6,000
Additional paid in capital	149,950	-	-	149,950
Retained earnings	286,938	170,966	(32,145)	425,759
Ending balance	$ 442,888	$ 170,966	$ (32,145)	$ 581,709

The accompanying notes are an integral part of the financial statements.

Marc J. Lane & Company
Statement of Cash Flows
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	2015
Net Income	$ 170,966
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Clearing deposit	(50,000)
Investment in securities	(82,304)
Due from broker	1,000
Prepaid expenses	968
Accounts receivable	22
Increase (decrease) in:	
Accounts payable	(7,079)
Net cash provided by operating activities	33,573
CASH FLOWS FROM FINANCING ACTIVITIES;	
Proceeds on loan payable, officer	10,173
Net cash provided by financing activities	10,173
CASH FLOWS FROM INVESTING ACTIVITIES;	
Dividends paid	(32,145)
Net cash used for investing activities	(32,145)
NET INCREASE IN CASH	11,601
CASH AND CASH EQUIVALENTS, beginning of year	4,725
CASH AND CASH EQUIVALENTS, end of year	$ 16,326
SUPPLEMENTAL DISCLOSURE;	
Interest expense	$ 122

The accompanying notes are an integral part of the financial statements.

Note 1 – Summary of Significant Accounting Policies

Organization and Nature of Operations

Marc J. Lane & Company (the Firm) is a registered Broker/Dealer and a member of the National Association of Securities Dealers (NASD). The Firm is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Firm is an affiliate of The Law Offices of Marc J. Lane, a professional corporation. As such, it is unique in the brokerage industry. The Firm was incorporated in Illinois on March 28, 1985 to help law clients implement their estate, tax, and wealth plans.

The Firm conducts business in equity, fixed income, and derivative securities. The Firm is an introducing Firm and does not perform any type of clearing function for itself or others. The Firm does not hold customer funds or securities. The Firm accepts customers' orders and enters orders. The Firm does not actively seek its own clients.

Financial Statement Presentation

The financial statements have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Income Recognition

Income is derived from the commissions, brokerage fees and service fees charged. Income is recognized when earned in accordance with generally accepted accounting principles.

Securities Transactions

Proprietary securities transactions in regular way trades are recorded on the trade date, as if settled. Profit and loss arising from securities transactions are entered for the account and risk of the Firm, and are therefore recorded on a trade date basis. Marketable securities held by the Firm are valued at fair value.

Income Taxes

Effective July 1, 1987, the Firm elected to be taxed as an S Corporation, whereby income is reported to the shareholder's income tax return. As a result, no federal income tax provision is made by the Firm. The Firm is subject to a 1.5 percent Illinois Replacement Tax on its cash basis net income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimate and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Firm maintains its operating cash in two bank checking account insured by the Federal Deposit Insurance Corporation. The Firm also maintains a brokerage cash account.

Note 1 – Summary of Significant Accounting Policies (Continued)

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Firm has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Operating Lease Commitment
The Firm subleases office space from an affiliate owned by the same shareholder. The Firm paid $39,600 in rent expense in 2015. The affiliate's lease obligation also provides for telephone and utilities which totaled $1,200 and $1,200, respectively in 2015.

Note 2 – Fair Value Measurements

Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) Topic 820, and Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2
Inputs to the valuation methodology include quoted process for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At December 31, 2015, the Firm did not have any Level 2 or Level 3 inputs.

Note 3 – Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives principally futures are certain options, are based on quoted market prices. Fair value for over-the-counter (OTC) derivative financial instruments, principally forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into considerations, and funding and administrative costs incurred over the life of the instruments. Unrealized gains or losses on these

Note 1 – Summary of Significant Accounting Policies (Continued)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Firm has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Operating Lease Commitment

The Firm subleases office space from an affiliate owned by the same shareholder. The Firm paid $39,600 in rent expense in 2015. The affiliate's lease obligation also provides for telephone and utilities which totaled $1,200 and $1,200, respectively in 2015.

Note 2 – Fair Value Measurements

Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) Topic 820, and Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2
Inputs to the valuation methodology include quoted process for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At December 31, 2015, the Firm did not have any Level 2 or Level 3 inputs.

Note 3 – Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives principally futures are certain options, are based on quoted market prices. Fair value for over-the-counter (OTC) derivative financial instruments, principally forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into considerations, and funding and administrative costs incurred over the life of the instruments. Unrealized gains or losses on these

Note 3 – Financial Instruments (Continued)

derivative contracts are recognized currently in the statement of income as principal transactions. The Firm traded no derivatives during the ear ended Decembers 31, 2015. The Firm does not apply hedge accounting as defined in FASB ASC 815 *Derivatives and Hedging*, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial statements.

Note 4 – Financial Instruments with Off-Balance Sheet Risk

The Firm can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions are used to conduct trading activities and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are used for trading purposes or to economically hedge other positions or transactions. The Firm traded no derivatives during the year ended December 31, 2015.

In addition, the Firm can sell securities that it does not currently own and would, therefore, be obligated to purchase such securities at a future date. The Firm would record these obligations in the financial statements at fair value of the related securities and would incur a loss if the fair value of the securities subsequently increased. The Firm sold no securities that it did not own during the year ended December 31, 2015.

Note 5 – Concentration of Credit Risk

The Firm is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty.

Note 6 – Related Party Transactions

The Firm rents office space from an affiliated Firm (See Note 1 – Operating Lease Commitment). The Firm's sole shareholder is the sole shareholder of the affiliate. At December 31, 2015, the Firm had no outstanding receivables from or payables to the affiliated Firm.

Note 7 – Reconciliation of Audited and Unaudited Financial Statements

The audit of the unaudited financial statements reveal no material discrepancies, therefore, no adjustments to the financial statement were required.

Note 8 – Net Capital Requirements

The Firm is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $50,000 at December 31, 2015, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At

Note 8 – Net Capital Requirements (Continued)

December 31, 2015, the Firm had net capital of $436,398, which was $386,398 in excess of its required net capital of $50,000. The Firm's ratio of aggregated indebtedness to net capital was 3.68 to 1 at December 31, 2015.

Note 9 – Contingencies

The Firm's management has evaluated the effects of its adoption of FASB ASC 740, Income Taxes, to the Firm as of December 31, 2015, and has determined that no provision for income tax is required in the financial statements. Uncertain tax positions are evaluated in accordance with FASB ASC 450, Accounting for Contingencies, which requires the Firm to record an liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statement, and the amount of the tax liability can reasonably be estimated. There is no income tax liability for uncertain tax positions to be recognized in the accompanying financial statements. In addition, as mentioned in Note 1, the Firm has elected S Corporation status and federal income tax liabilities due to Firm activities are the responsibility of the Firm's shareholder.

Note 10 – Clearing Agreement

The Firm is an introducing broker, and clears all transactions for customers through a money market account with Pershing LLC. The Firm promptly transmits all customer funds and securities to such bank account utilizing a lockbox system and, at December 31, 2015, had no amounts or securities due to the account from unsettled trades. The amount of cash in the money market was $9,871 at December 31, 2015.

Note 11 – Major Customers

There were no revenues from institutional clients in excess of 10 percent as of December 31, 2015. However, in aggregate, the following clients represented roughly 25 percent of total commission income:

Customer 1 - $24,152
Customer 2 - $20,408
Customer 3 - $20,811
Customer 4 - $20,328

Note 12 – Subsequent Events

The Firm's management has evaluated subsequent events through February 24, 2016, the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

Marc J. Lane & Company
Computation of Net Capital Required by Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015

COMPUTATION OF NET CAPITAL	**2015**
Total stockholder's equity qualified for net capital	$ 581,709
Less non-allowable assets;	
Prepaid expenses	5,640.00
NET CAPITAL BEFORE HAIRCUTS	$ 576,069.00
Less haircuts on securities:	
Equities	71,170
Money market	197
Undue concentrations	68,304
Total haircuts on securities	139,671
NET CAPITAL	$ 436,398
Net capital requirement	50,000
EXCESS NET CAPITAL	$ 386,398
NET CAPITAL LESS 120% OF MINIMUM STATUTORY REQUIREMENT	$ 376,398

COMPUTATION OF AGGREGATE INDEBTEDNESS	
Aggregate indebtedness	$ 16,055
Ratio: Aggregate indebtedness to net capital	3.68%

Schedule II

Marc J. Lane & Company
Reconciliation with Computation Included in Part II of Form X-17A-5
December 31, 2015

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (Unaudited)	$ 440,692
Audit Adjustments:	
Increase in undue concentrations	(4,294)
Total adjustments	(4,294)
Net Capital as currently reported on Schedule I	$ 436,398

Schedule III

Marc J. Lane & Company
Computation for Determination of Reserve Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions with and for customers on a fully disclosed basis with Pershing LLC, or other qualified investment company, and promptly transmits all customer funds and securities, to Pershing LLC, or other qualified investment company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Schedule IV

Marc J. Lane & Company
Information Relating to the Possession or Control Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions for customers on a fully disclosed basis with Pershing LLC, or other qualified investment company, and promptly transmits all customer funds and securities to Pershing LLC, and other qualified investment company, which carries all pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

BEGGIN TIPP LAMM LLC CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Report of Independent Registered Public Accounting Firm

To the Stockholder
of Marc J. Lane & Company
Chicago, Illinois

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Marc J. Lane & Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which Marc J. Lane & Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) and (2) Marc J. Lane & Company stated that Marc J. Lane & Company met the identified exemption provisions throughout the most recent fiscal year without exception. Marc J. Lane & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Marc J. Lane & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Rockford, Illinois
February 24, 2016

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

Marc J. Lane & Company
180 North LaSalle Street; Suite 2100
Chicago, Illinois 60601

Marc J. Lane & Company's Exemption Report
Required by Rule 17A-5 of the Securities and Exchange Commission

Marc J. Lane & Company (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2. The Firm stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

Marc J. Lane & Company

I,  Marc J. Lane, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

February 24, 2016

Marc J. Lane & Company

**Annual Audit Report
For the Year Ended
December 31, 2015**